SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 9, 2005

Alaska Pacific Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction	Commission	I.R.S. Employer
of incorporation	File Number	Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

    Exhibit

    99.1 News release of Alaska Pacific Bancshares, Inc. dated November 9, 2005

Item 9. Regulation FD Disclosure

On November 9, 2005, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended September 30, 2005. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: November 9, 2005   By: /s/Roger K. White
                                     Roger K. White
                                     Senior Vice President and
                                       Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES IMPROVED
EARNINGS FOR THIRD QUARTER


JUNEAU, Alaska, November 9, 2005 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $245,000, or $.38 per diluted share, for the third quarter of 2005, a 57% increase compared with $156,000 ($.24 per share) in the previous quarter and a 39% increase compared with $176,000 ($.28 per share) in the third quarter of 2004.

Loans (excluding loans held for sale) were $154.2 million at the end of the third quarter, an increase of $10.0 million (6.9%) from the previous quarter, and an increase of $17.5 million (12.8%) from a year ago. Total deposits were $145.0 million, an increase of 4.3% from last quarter, but $1.6 million (1.1%) less than a year ago.

Net interest income for the quarter was $2.1 million, an increase of 7.3% over the previous quarter and 7.4% over the third quarter of 2004. The net interest margin on total assets increased to 4.86% in the third quarter from 4.80% in the second quarter and 4.55% in the third quarter of 2004.

Total noninterest expense of $1.9 million in the third quarter of 2005 was nearly unchanged from the previous quarter and increased 5.3% from the third quarter of 2004. Alaska Pacific Bank recently announced its intention to close two banking offices in Hoonah and Yakutat, Alaska, by the end of January 2006. The two offices have combined direct annual expenses of approximately $350,000 per year.

Nonperforming loans at September 30, 2005 were $1.3 million compared with $1.2 million at June 30, 2005, and $1.1 million a year ago. The provision for loan losses for the third quarter was $30,000, unchanged from June 30, but lower than the $150,000 for the third quarter of 2004.

As previously announced, the Company declared a regular quarterly dividend of $.08 per share, payable November 14, 2005, to shareholders of record as of November 1, 2005.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:	Roger K. White		Craig E. Dahl
	Senior Vice President and CFO	or	President and CEO
	907-790-5135		907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)

Third Quarter 2005

(dollars in thousands, except per-share amounts)

	Three Months Ended		
	September 30, 2005	June 30, 2005	September 30, 2004
Condensed Income Statement:			
Interest income	$2,623	$2,410	$2,357
Interest expense	(531)	(461)	(409)
Net interest income	2,092	1,949	1,948
Provision for loan losses	(30)	(30)	(150)
Gain on sale of mortgage loans	9	16	60
Other noninterest income	297	258	297
Other noninterest expense	(1,960)	(1,933)	(1,862)
Net income before income tax	408	260	293
Income tax expense	(163)	(104)	(117)
Net income	$ 245	$ 156	$ 176
Earnings per share:			
Basic	$ .40	$ .26	$ .29
Diluted	.38	.24	.28
Performance Ratios:			
Return on average equity	6.02%	3.87%	4.50%
Return on average assets	0.57	0.38	0.41
Yield on average earning assets	6.48	6.30	5.88
Cost of average interest-bearing liabilities	1.71	1.53	1.28
Interest rate spread	4.77	4.77	4.60
Net interest margin on:			
Average earning assets	5.17	5.10	4.86
Average total assets	4.86	4.80	4.55
Efficiency ratio (a)	82.04	87.58	82.94
Average balances:			
Loans	$149,689	$141,903	$144,341
Earning assets	162,013	152,949	160,395
Assets	172,160	162,409	171,287
Interest-bearing deposits	113,978	111,628	118,767
Total deposits	142,280	134,914	143,848
Interest-bearing liabilities	124,514	120,440	127,759
Shareholders' equity	16,289	16,124	15,654
Average shares outstanding:			
Basic	609,531	608,665	598,706
Diluted	638,885	638,370	631,042

	September 30, 2005	June 30, 2005	September 30, 2004
Balance sheet data:			
Total assets	$176,835	$166,030	$177,450
Loans, before allowance	154,174	144,169	136,643
Loans held for sale	75	204	14,687
Investment securities	8,336	8,638	8,610
Total deposits	145,011	139,077	146,632
Federal Home Loan Bank advances	14,069	8,090	14,105
Shareholders' equity	16,375	16,205	15,761
Shares outstanding (b)	627,754	627,754	627,754
Book value per share	$26.08	$25.81	$25.11
Asset quality:			
Allowance for loan losses	$1,416	$1,419	$1,336
Allowance as a percent of loans	0.92%	0.98%	0.99%
Nonaccrual loans	$1,288	$1,192	$1,117
Total nonperforming assets	1,389	1,340	1,117
Net chargeoffs for quarter	33	-	98

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.